Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion in the Registration Statement on the Form S-8 of Permian Resources Corporation (the "Registration Statement") of our report dated January 30, 2023, with respect to estimates of oil and gas reserves and future revenue to the Permian Resources Corporation interest, as of December 31, 2022, and of our reports dated January 25, 2022, and January 26, 2021, with respect to estimates of oil and gas reserves and future revenue to the Centennial Resource Production, LLC interest as of December 31, 2021 and 2020, respectively, and the information contained therein. We hereby further consent to all references to our firm and such reports included in the Registration Statement.

    NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chief Executive Officer

Houston, Texas
June 1, 2023